File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

(Filed April 30, 2009)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 30, 2009

Release

Vitro Reports 1Q'09 Declines of 34.5% and 34.3% in Sales and EBITDA

San Pedro Garza Garcia, Nuevo Leon, Mexico - April 30, 2009 - Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), one of the world's largest producers and distributors of glass products, today announced 1Q'09 unaudited results. Year over year consolidated net sales declined 34.5 percent affected by a 34.0 percent peso depreciation during last twelve months  1Q'09, lower volumes and the deconsolidation of Comegua - the Company's glass container subsidiary in Central America. Consolidated EBITDA decreased 34.3 percent YoY while the consolidated EBITDA margin increased to 12.7 percent from 12.6 percent in the same period last year. On a comparable basis, excluding Comegua, consolidated net sales during 1Q'09 declined 28.8 percent YoY while EBITDA decreased 28.3 percent during the same period.

FINANCIAL HIGHLIGHTS*
	1Q'09	1Q'08	% Change
Consolidated Net Sales	419	640	-34.5%
Glass Containers	211	336	-37.1%
Flat Glass	203	296	-31.5%
Cost of Sales	302	472	-36.1%
Gross Income	117	167	-29.9%
Gross Margins	28.0%	26.2%	1.8 pp
SG&A	97	125	-22.9%
SG&A % of sales	23.1%	19.6%	3.5 pp
EBIT	21	42	-50.7%
EBIT Margins	5.0%	6.6%	-1.6 pp
EBITDA	53	81	-34.3%
Glass Containers	49	58	-15.1%
Flat Glass	1	22	-97.1%
EBITDA Margins	12.7%	12.6%	0.1 pp
Net Income	(84)	30	-
Net Income Margins	-20.0%	4.7%	-25 pp
Total Debt	1,481	1,402	5.7%
Short Term Debt(1)	1,370	132	941.0%
Long Term Debt	111	1,270	-91.2%

Cash & Cash Equivalents(2)	87	138	-37.1%
Total Net Debt	1,395	1,264	10.4%
* Million US$ Nominal
(1) Since we are not in full compliance under our bond indentures, the outstanding amount of the Senior Notes debt was reclassified from long-term to short-term
(2) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivatives instruments accounted for in other current assets. As of
     1Q'09 restricted cash only includes cash collateralizing debt. Please refer to the Consolidated
Financial Position section

Commenting on the results for the quarter, Mr. Hugo Lara, Chief Executive Officer, said, "As expected, the increasingly weakening economy had an impact on sales and EBITDA which was exacerbated by the depreciation of the peso. As we work closely with our customers and suppliers, many of whom are experiencing the same challenges as Vitro, we remain focused on taking all the necessary steps to maintain our operations as usual. That means particular attention to our cost cutting program, which had a positive impact this quarter, while focusing on increasing productivity as we realign production to the current level of demand. All while continuing to develop innovative programs to support sales. There is no doubt that these are challenging times for businesses all over the world, but we are committed to working together with our customers, suppliers, creditors, and investors to assure continuing progress."

Mr. Claudio Del Valle, Chief Restructuring Officer, noted, "Glass Container sales volumes continued to decline reflecting the global slowdown in demand. The ongoing weak conditions impacted almost every sector with the exception of domestic CFT (Cosmetics, Fragrances & Toiletries) and export food volumes. As such, domestic and export sales measured in US dollars declined year-over-year by 22 percent and 12 percent, respectively. EBITDA, in turn, benefited from cost reduction initiatives and lower energy costs, and was down 15 percent year-over-year."

"Flat Glass sales fell 31.5 percent this quarter, again mostly driven by the ongoing difficult industry conditions in the North American Automotive business, as well as the US and Spanish construction segments. Sales were also negatively impacted by the depreciation of the peso. We also began to see a slowdown in the domestic construction market. Despite the industry-wide decline in the Mexican float glass market, we increased our share by 2 percentage points year-over-year to 46 percent, reflecting the emphasis on new products targeted to glass transformers and the addition of new industrial and automotive clients. Auto glass volumes to the OEM market fell 47 percent consistent with a 51 percent industry decline, while float glass export volumes remained stable year-over-year driven by demand from Central American markets and from new South American markets. EBITDA, in turn, declined 97 percent during the period, mainly as a result of lower fixed-cost absorption driven by sluggish volumes in the construction and automotive markets as well as the reduction of float glass inventory in Mexico. The volatility in the exchange rate also negatively impacted prices of certain raw materials."

"In terms of our balance sheet, we continued to maintain a strict control of our cash position and successfully completed the refinancing of Glass Containers' two-tranche trade receivables securitization - a $550 million peso variable rate investment grade bond and an unrated US$19 million dollar fixed rate bond. This is a very important transaction for Vitro and one we believe demonstrates the market's confidence in the Company's future."

Commenting on cost reduction goals, Mr. Del Valle commented, "We have made progress in our strategy to revitalize the Company as we continue to implement cost reduction initiatives across the board while optimizing production capacity. Overall, these cost cutting measures allowed us to achieve total annualized savings of US$38 million this quarter, well-above our internal goal of US$32 million. As of today, we have implemented cost and production realignment initiatives totaling annualized savings of US$78 million, including the ones achieved in 2008, out of the expected range between US$80 million and US$120 million."

Commenting on the restructuring process, Mr. Lara noted, "We continue conversations and negotiations with our derivative counterparties and bondholders and are committed to continue exploring different alternatives and searching for creative ways to reach a favorable settlement for restructuring our obligations."

"The initiatives that Vitro management has taken are starting to pay off as we move through this difficult time in our economy," Mr. Lara closed.

All figures provided in this announcement are in accordance with Mexican Financial Reporting Standards (Mexican FRS or NIFs) issued by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. Certain amounts may not sum due to rounding. All figures and comparisons are in US dollar terms, unless otherwise stated, and may differ from the peso amounts due to the difference in exchange rates.

This announcement contains historical information, certain management's expectations, estimates and other forward-looking information regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comision Nacional Bancaria y de Valores.

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of Vitro, S.A.B. de C.V. (Registration Number 333-144726).

	Mar-09	Mar-08
Inflation in Mexico
Quarter	0.9%	1.5%
LTM	6.0%	4.2%
Inflation in USA
Quarter	0.0%	1.3%
LTM	-0.6%	4.3%
Exchange Rate
Closing	14.3317	10.6962
Devaluation
Quarter (closing)	3.6%	-1.6%
LTM (closing)	34.0%	-3.0%

EFFECTS OF INFLATION

  NIF B-10, Effects of Inflation.- CINIF defines two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is 26 percent or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26 percent, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders' equity and charged to current earnings of the period in which the originating item is realized.

  NIF 9, Presentation of Comparative Financial Statements Prepared under NIF B-10.- INIF 9 states that financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007.

  SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

  A body of generally accepted accounting principles is commonly referred to as "GAAP". A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) non-cash items related to pension liabilities, (iii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iv) other expenses, net, (v) income tax, (vi) provision for employee retirement obligations, (vii) cumulative effect of change in accounting principle, net of tax and (viii) (income) loss from discontinued operations.

  In managing our business we rely on EBITDA as a means of assessing our operating performance and a portion of our management's compensation and employee profit sharing plan is linked to EBITDA performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business. EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure and taxes.

  We also calculate EBITDA in connection with covenants related to some of our financings. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under U.S. GAAP or Mexican FRS. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with Mexican FRS, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company's overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. The EBITDA presented herein relates to Mexican FRS, which we use to prepare our consolidated financial statements.

  Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in ten countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

  For more information, please contact:

Investor Relations Adrian Meouchi /Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

  DETAILED FINANCIAL INFORMATION FOLLOWS:

  Consolidated Results

                                Sales                                                                 4

                                EBIT and EBITDA                                            4

                                Consolidated Financing Result                            5

                                Taxes                                                                6

                                Consolidated Net Loss                                      7

                                Capital Expenditures                                          7

                                Consolidated Financial Position                          7

                                Cash Flow                                                         8

                                Key Developments                                           10

                 Glass Containers                                                              16

                 Flat Glass                                                                        17

                 Consolidated Financial Statements                                   19

                 Segmented Information                                                    20

  Consolidated Results

  Sales

  Consolidated net sales for 1Q'09 decreased 34.5 percent YoY to US$419 million from US$640 million last year, partially affected by a 34.0 percent peso depreciation during last twelve months 1Q'09, lower volumes and the deconsolidation of Comegua. For LTM 1Q'09, consolidated net sales declined 7.3 percent to US$2,407 million from US$2,597 million during the same period last year. Glass Containers sales for the quarter decreased YoY by 37.1 percent while Flat Glass sales declined 31.5 percent over the same period.

  During the quarter domestic, export and foreign subsidiaries' sales decreased 25.5 percent, 37.6 percent and 43.4 percent YoY respectively.

  On a comparable basis, excluding the deconsolidation of Comegua which is the Company's glass container subsidiary in Central America, consolidated sales during the quarter declined 29.0 percent YoY.

Table 1: Total Sales
Table 1
Sales
(Million)
			YoY%	LTM		YoY%
	1Q'09	1Q'08	Change	2009	2008	Change

Pesos(1)
Total Consolidated Sales	6,065	6,881	(11.9)	28,198	28,583	(1.3)

Glass Containers	3,056	3,616	(15.5)	15,357	14,711	4.4
Flat Glass	2,939	3,189	(7.8)	12,938	13,527	(4.4)

Domestic Sales	3,141	2,874	9.3	13,098	12,026	8.9
Export Sales	1,145	1,667	(31.3)	6,025	6,758	(10.8)
Foreign Subsidiaries	1,780	2,340	(23.9)	9,075	9,800	(7.4)

Nominal Dollars
Total Consolidated Sales	419	640	(34.5)	2,407	2,597	(7.3)

Glass Containers	211	336	(37.1)	1,282	1,340	(4.4)
Flat Glass	203	296	(31.5)	1,098	1,225	(10.4)

Domestic Sales	200	269	(25.5)	1,089	1,096	(0.7)
Export Sales	96	154	(37.6)	542	616	(12.0)
Foreign Subsidiaries	122	216	(43.4)	777	885	(12.3)

% Foreign Currency Sales* / Total Sales	52%	58%	-5.7 pp	55%	58%	-3 pp
% Export Sales / Total Sales	23%	24%	-1.1 pp	23%	24%	-1.2 pp

(1) Financial data for year 2008 and 2009 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
* Exports + Foreign Subsidiaries

  EBIT and EBITDA

  Consolidated EBIT for the quarter decreased 50.7 percent YoY to US$21 million from US$42 million during the same period last year. EBIT margin decreased 1.6 percentage points to 5.0 percent from 6.6 percent. For LTM 1Q'09, consolidated EBIT decreased 40.1 percent to US$139 million from US$231 million during LTM 1Q'08. During this same period, EBIT margin decreased 3.1 percentage points to 5.8 percent from 8.9 percent.

  EBIT for the quarter at Glass Containers decreased by 13.1 percent YoY, while at Flat Glass EBIT decreased to negative US$11 million from US$9 million in 1Q'08.

  Consolidated EBITDA for the quarter decreased 34.3 percent to US$53 million from US$81 million in 1Q'08. The EBITDA margin rose 0.1 percentage points YoY to 12.7 percent from 12.6 percent due to the workforce adjustment according to market demand, the ongoing cost-reduction projects and lower energy costs,  which were partially offset by lower volumes (lower fixed-cost absorption), higher raw materials prices and the deconsolidation of Comegua. For LTM 1Q'09, consolidated EBITDA declined 19.9 percent to US$301 million from US$376 million during the same period last year.

  During the quarter, EBITDA at Glass Containers decreased 15.1 percent YoY to US$49 million from US$58 million while EBITDA at Flat Glass decreased 97.1 percent YoY to US$1 million from US$22 million.

  On a comparable basis, excluding Comegua, consolidated EBITDA for the quarter decreased 28.6 percent YoY. Comparable EBITDA for the Glass Containers unit declined 3.9 percent YoY in 1Q'09.

  For details on both business units please refer to page 16 and 17, respectively.

Table 2: EBIT and EBITDA
Table 2
EBIT and EBITDA
(Million)
			YoY%	LTM		YoY%
	1Q'09	1Q'08	Change	2009	2008	Change

Pesos(1)
Consolidated EBIT	300	453	(33.9)	1,557	2,556	(39.1)
Margin	4.9%	6.6%	-1.7 pp	5.5%	8.9%	-3.4 pp

Glass Containers	447	384	16.4	2,129	2,010	5.9
Flat Glass	(157)	100	--	(72)	718	--

Consolidated EBITDA	767	870	(11.7)	3,503	4,150	(15.6)
Margin	12.7%	12.6%	0.1 pp	12.4%	14.5%	-2.1 pp

Glass Containers	712	624	14.0	3,420	2,949	16.0
Flat Glass	9	239	(96.2)	558	1,250	(55.3)

Nominal Dollars
Consolidated EBIT	21	42	(50.7)	139	231	(40.1)
Margin	5.0%	6.6%	-1.6 pp	5.8%	8.9%	-3.1 pp

Glass Containers	31	36	(13.1)	148	183	(19.1)
Flat Glass	(11)	9	--	(0)	64	--

Consolidated EBITDA	53	81	(34.3)	301	376	(19.9)
Margin	12.7%	12.6%	0.1 pp	12.5%	14.5%	-2 pp

Glass Containers	49	58	(15.1)	243	268	(9.2)
Flat Glass	1	22	(97.1)	52	112	(53.4)

(1) Financial data for year 2008 and 2009 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.

  Consolidated Financial Result

  Consolidated financing result for the quarter increased to US$129 million from US$16 million during 1Q'08. This situation was mainly driven by three factors: a non-cash foreign exchange loss of US$41 million during 1Q'09 due to a 3.6 percent YoY depreciation of the peso compared with a 1.6 percent appreciation in the same period last year; higher other financial expenses due to the change in the mark-to-market, which does not represent a cash expense, from the open natural gas positions of the Company's financial derivative instruments executed with Pemex; and higher accrued interest expense.

  For LTM 1Q'09, total consolidated financing result increased to US$865 million from US$116 million mainly driven by higher other financial expenses and a non-cash foreign exchange loss of US$302 million compared to a non-cash foreign exchange gain of US$27 million during the same period last year.

Table 3: Total Financing Result
Table 3
Total Financing Result
(Million)
			YoY%	LTM		YoY%
	1Q'09	1Q'08	Change	2009	2008	Change

Pesos(1)
Interest Expense	(685)	(361)	90.1	(2,051)	(1,575)	30.2
Interest Income	13	16	(17.0)	55	148	(62.7)
Other Financial Expenses(2)	(608)	(50)	1,111.4	(4,745)	(505)	838.9
Foreign Exchange (Loss)	(623)	218	--	(4,063)	285	--
Monetary Position (Loss)(3)	-	-	--	-	352	--
Total Financing Result	(1,904)	(177)	976.9	(10,804)	(1,296)	733.6

Nominal Dollars
Interest Expense	(47)	(33)	40.8	(167)	(143)	16.7
Interest Income	1	2	(38.7)	5	13	(65.1)
Other Financial Expenses(2)	(42)	(5)	774.3	(401)	(46)	780.2
Foreign Exchange (Loss)	(41)	20	--	(302)	27	--
Monetary Position (Loss)(3)	-	-	--	-	32	--
Total Financing Result	(129)	(16)	684.1	(865)	(116)	645.4
(1) Financial data for year 2008 and 2009 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
(2) Includes derivative transactions and interest related to factoring transactions
(3) According with the new Mexican Financial Reporting Standards, the monetary position effect was eliminated at the beginning of year 2008. For further details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.

  Taxes

  Total income tax increased from an income of US$5 million in 1Q'08 to an income of US$32 million during this quarter due to lower taxable profits in our Mexican operations mainly derived from the non-cash depreciation of the peso and higher financial expenses.

Table 4: Taxes
Table 4
Taxes
(Million)
			YoY%	LTM		YoY%
	1Q'09	1Q'08	Change	2009	2008	Change

Pesos(1)
Accrued Income Tax	3	98	(97.0)	37	432	(91.5)
Deferred Income Tax (gain)	(471)	(151)	212.4	(2,627)	(514)	410.9
Total Income Tax	(468)	(53)	787.6	(2,591)	(82)	3,059.0

Nominal Dollars
Accrued Income Tax	0	9	(97.7)	3	39	(91.8)
Deferred Income Tax (gain)	(33)	(14)	134.7	(202)	(47)	327.2
Total Income Tax	(32)	(5)	570.6	(199)	(8)	2,388.6
(1) Financial data for year 2008 and 2009 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.

  Consolidated Net Loss

  During 1Q'09 the Company recorded a consolidated net loss of US$84 million compared to a net income of US$30 million during the same period last year. This variation is the result of lower EBIT coupled with a US$113 million increase in total financing result mainly derived from a non-cash foreign exchange loss and higher other financial expenses due to a non-cash change in the mark-to-market from the open natural gas positions of the Company's financial derivative instruments. These factors were partially offset by an income tax gain of US$32 million during this quarter compared with an income of US$5 million during the same period last year.

  Capital Expenditures (CapEx)

  Capital expenditures for the quarter totaled US$6 million, compared with US$64 million in 1Q'08. Glass Containers represented 54 percent of total CapEx and was mainly invested in molds and maintenance. Flat Glass accounted for 46 percent and was mainly invested in maintenance.

  Consolidated Financial Position

  In the balance sheet, the cash deposited as collateral for derivative instruments nets the derivative instruments liability claimed by our counterparties. Net debt, which is calculated by deducting cash and cash equivalents as well as restricted cash accounted for in current and other long term assets, increased QoQ by US$41 million to US$1,395 million. On a YoY comparison, net debt increased US$131 million.

  As of 1Q'09, the Company had a cash balance of US$87 million, of which US$81 million was recorded as cash and cash equivalents and US$5 million was classified as other current assets. The US$5 million is restricted cash collateralizing debt composed of US$1 million recorded at Flat Glass and US$4 million recorded at the Holding Company.

  Consolidated gross debt as of March 31, 2009 totaled US$1,481 million, a QoQ increase of US$18 million and a YoY increase of US$80 million.

Table 5
Debt Indicators
(Million dollars; except as indicated)

	1Q'09	4Q'08	3Q'08	2Q'08	1Q'08

Interest Coverage(1)
(EBITDA/ Interest Expense) (Times) LTM	1.7	2.1	2.6	2.6	2.6

Leverage(1)
(Total Debt / EBITDA) (Times) LTM	6.1	5.6	4.0	3.8	3.6
(Total Net Debt / EBITDA) (Times) LTM	5.7	5.2	3.6	3.6	3.3

Total Debt(2)	1,481	1,463	1,456	1,426	1,402
Short-Term Debt(3)	1,370	1,337	158	143	132
Long-Term Debt	111	127	1,299	1,283	1,270

Cash and Equivalents(4)	87	110	128	77	138
Total Net Debt	1,395	1,354	1,329	1,349	1,264

Currency Mix (%) dlls&Euros/Pesos	95/5	96/4	95/5	97/3	98/2
(1) Financial ratios are calculated using figures in pesos
(2) Beginning in 4Q'08, total debt does not include US$74 million corresponding to the debt of Comegua, which was deconsolidated starting December 1st, 2008.
(3) Since we are not in full compliance under our bond indentures, the outstanding amount of the Senior Notes debt was reclassified from long-term to short-term
(4) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivative instruments accounted for in current and other long term assets. Restricted cash in 1Q'08 and 2Q'08 correspond to cash deposited in a trust to repay debt and instruments, in 3Q'08 it corresponds to cash collateralizing debt and derivative instruments, and in 4Q'08 and 1Q'09 it only corresponds to cash collateralizing debt.

    As of March 31, 2009 Vitro had an aggregate of US$72 million in off-balance sheet financing related to sales of receivables and receivable securitization programs. Flat Glass recorded US$30 million and Glass Containers recorded US$42 million.

  Cash Flow

  Cash flow before CapEx and dividends increased to negative US$4 million from negative US$31 million in 1Q'08. This was the result of two factors: cash taxes recovered of US$25 million compared to cash taxes paid of US$6 million during 1Q'08; lower net interest paid of US$9 million during 1Q'09 compared to US$42 million in the same quarter last year as the Company did not make the scheduled interest payments due February 2, 2009 related to Senior Notes due 2012 and 2017 in order to preserve cash to continue operations.

  Available cash and increased debt were used to fund the US$6 million in CapEx investments during the quarter compared with US$64 million in 1Q'08.

  For LTM 1Q'09, the Company recorded cash flow before CapEx and dividends of US$120 million compared with US$150 million during the same period last year. The above mentioned decrease was due to lower EBITDA and increased net interest paid which were partially offset by cash taxes recovered and lower working capital needs. This cash flow coupled with available cash and increased debt was used to fund the US$118 million in CapEx investments.

Table 6: Cash Flow Analysis
Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%	LTM		YoY%
	1Q'09	1Q'08	Change	2009	2008	Change

Pesos(2)
EBITDA	767	870	(11.7)	3,503	4,150	(15.6)
Net Interest Paid	(261)	(445)	(41.5)	(1,750)	(1,312)	33.3
Working Capital(3)	(1,073)	(692)	55.1	(683)	(646)	5.8
Cash Taxes (paid) recovered(4)	367	(62)	--	152	(501)	--
Cash Flow before Capex and Dividends	(199)	(330)	(39.5)	1,222	1,691	(27.7)

Capex	(93)	(685)	(86.4)	(1,318)	(2,776)	(52.5)
Dividends	(5)	0	--	(276)	(180)	53.6
Net Free Cash Flow	(297)	(1,014)	--	(371)	(1,265)	(70.7)

Nominal Dollars
EBITDA	53	81	(34.3)	301	376	(19.9)
Net Interest Paid	(18)	(42)	(56.6)	(150)	(119)	25.7
Working Capital(3)	(73)	(64)	14.3	(47)	(61)	(22.8)
Cash Taxes (paid) recovered(4)	25	(6)	--	7	(46)	--
Cash Flow before Capex and Dividends	(13)	(31)	(58.1)	111	150	(26.0)

Capex	(6)	(64)	(90.0)	(118)	(252)	(53.1)
Dividends	(0)	0	--	(26)	(16)	61.1
Net Free Cash Flow	(20)	(94)	--	(34)	(119)	(71.6)
(1) This statement is a Cash Flow statement and it does not represent a Statement of Cash Flow according with Mexican FRS
(2) Financial data for year 2008 and 2009 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
(3) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)
(4) Includes PSW (Profit Sharing to Workers)

  Key Developments

  FINANCIAL POSITION

  Vitro Approves 2008 Financial Results at Annual Shareholder Meeting

  On April 29, 2009, the Company announced that it held its Annual General Shareholders Meeting at which the Company's 2008 financial results were approved. At the meeting, shareholders also approved the 2008 Audit, Corporate Practices and Finance and Planning Committee reports, as well as those of the Board of Directors and the CEO. Shareholders elected Directors for 2009, including a Chairman and Secretary; certified the independent Board members; and elected the Chairman of the Audit and Corporate Practices Committees. Vitro's Board of Directors also opted not to propose a cash dividend payment to shareholders this year, consistent with the current business environment and the extensive cost and expense reduction initiatives being implemented by the Company. The Company expects to invest approximately US$74 million throughout 2009, in the maintenance and optimization of its technology and manufacturing processes. The Company also continues discussions and negotiations with its counterparties and creditors and would like to reiterate its commitment to exploring different alternatives and searching for creative ways to reach a favorable settlement.

  Vitro successfully completes funding of trade receivables securitization

  On April 1, 2009, the Company announced that it successfully completed the refinancing of its two-tranche trade receivables securitization for two of its wholly owned subsidiaries. The senior tranche is a $550 million peso variable rate investment grade bond. The senior tranche is funded by Ixe Banco, Institucion de Banca Multiple, and Ixe Grupo Financiero, a local Mexican bank. The subordinate tranche is an unrated US$19 million dollar fixed rate bond funded by a multinational bank with recourse back to Vitro. Finacity Corporation structured the transaction, and will act as, master servicer, servicer and bond administrator. The funding of the senior tranche with private institutions provides Vitro's Glass Containers business unit with enhanced liquidity to successfully continue its normal operations.

  Vitro provides update on financial situation

  On February 5, 2009, the Company announced that in order to preserve the necessary cash to continue its operations and consistent with the Senior Notes interest payments to bondholders announcement, it elected not to make a scheduled payment of $150 million pesos, plus accrued interest, due February 5, 2009 on its Certificados Bursatiles issued in 2003 ("CEBURES 03"). Although the documents governing the CEBURES 03 grant the Company a 3-day grace period, the Company did not make the payment in such term; instead Vitro is holding discussions with the holders of the CEBURES 03 in an effort to reach a mutually acceptable agreement to restructure this financial obligation along with the rest of the financial creditors. Vitro also announced that it was informed that Credit Suisse International (CSIN) has filed a lawsuit against one of its subsidiaries in the Supreme Court of the State of New York demanding payment of approximately US$85 million. This complaint arises out of a derivative financial instrument (this amount is part of the US$293 million previously announced) and therefore the Company is analyzing alternatives. Additionally, the Company informed that an accounts receivable credit facility with The Royal Bank of Scotland, which provided funds to one of Vitro's subsidiaries, with a balance of approximately US$19 million, which was scheduled to end April, 2009, was concluded.

  Vitro is continuing its discussions with the counterparties of the derivative financial instruments ("Counterparties"), its bondholders and its creditors to achieve an organized financial restructuring to improve its balance sheet. There can be no assurance that the Company's discussions with the Counterparties, its bondholders, and other creditors will be successful. Vitro will provide updates on these discussions, from time to time, as appropriate. Vitro is committed to providing the quality products and services its broadly diversified customers need. Vitro intends to maintain its operations and continue its business relationships with its customers and suppliers as it seeks to achieve a restructuring of its indebtedness. Vitro, which is commemorating its first century in 2009, has a strong foundation in place with solid business operations, strong franchise and market positions and superior quality products.

  Vitro provides update on financial situation and cost reduction initiatives

  On January 29, 2009, the Company announced that four of the Counterparties (the "Counterparties") with whom the Company and/or its subsidiaries entered into derivative financial instruments had provided notice to the Company, invoking the agreements governing the derivative financial instruments (the "DFI Agreements"), stating that the failure of the Company to pay an aggregate of approximately US$293 million (including approximately US$80 million held as cash collateral by such Counterparties) constitutes events of default under the DFI Agreements, and have effectively demanded payment of such amounts. As of December 31st 2008, the Company had a net loss of approximately US$358 million according to the claims by its derivative counterparties (not including accrued interest), including a loss of approximately US$33 million related to the only open derivative financial instruments covering natural gas contracts from 2009-2011 with Pemex.

  The events of default under the DFI Agreements result in an event of default under the indentures governing the Senior Notes, as described below and the 11.75 percent Senior Notes due 2013 (the "2013 Notes"), enabling the trustees of such Notes, or with respect to each of the 2012 Notes, the 2017 Notes, and the 2013 Notes, the holders of 25 percent or more in principal amount of such Notes, to declare the US$300 million principal amount (and accrued interest) of the 2012 Notes, the US$700 million principal amount (and accrued interest) of the 2017 Notes, respectively and the US$216 million principal outstanding amount (and accrued interest) of the 2013 Notes, to be immediately due and payable.

  The failure of the Company to make the payments due under the DFI Agreements also results in events of default under various other financing agreements of the Company and its subsidiaries, aggregating approximately US$81 million and permitting lenders under such facilities to declare borrowings under these agreements to be immediately due and payable. In addition, the Company and its subsidiaries are also in default under loan agreements of approximately US$17 million, and the Lenders may declare such debt to immediately due and payable. As of December 31, 2008, the Counterparties held an aggregate of approximately US$85 million (not including accrued interest), as cash collateral for the obligations of the Company and/or its subsidiaries under the DFI Agreements. In light of these four Counterparties notices and in order to preserve the necessary cash to continue operations, the Company does not intend to make scheduled payments due February 2, 2009 of interest of US$12.9 million on its 8.625 percent Senior Notes due 2012 (the "2012 Notes") and US$31.9 million on its 9.125 percent Senior Notes due 2017 (the "2017 Notes", and together with the 2012 Notes, the "Senior Notes"). The failure of the Company to make the interest payments within 30 days after the scheduled payment date would constitute a separate event of default under the indentures governing the 2012 Notes and the 2017 Notes. Vitro intends to maintain its operations and continue its business relationships with its customers and suppliers as it seeks to achieve a restructuring of its indebtedness. As of December 31, 2008, the Company had unrestricted cash on hand and cash equivalents of approximately US$103 million, for operating costs and expenses. As previously disclosed, Vitro has initiated discussions with the Counterparties, its bondholders and its creditors to achieve an organized financial restructuring to improve its balance sheet and it continues to analyze its alternatives in regard with the DFI Agreements. There can be no assurance that the Company's discussions with the Counterparties, its bondholders, and other creditors will be successful. Vitro will provide information, from time to time, as appropriate, about developments of these discussions with the Counterparties, its bondholders, and its creditors.

  The Company has adopted a significant and focused cost reduction plan, which includes reducing the Company's workforce, canceling airplane leasing contracts, divesture of non productive assets and eliminating the outsourcing of non-strategic services, as part of the measures that have been adopted by the Company to improve its Balance Sheet. It is estimated that these initiatives, as well as those aimed at reducing operating costs, drastically reducing corporate expenses and improve efficiency, will represent annual savings between $80 and US$120 million. Vitro is confident that it is taking the right steps to position the Company for the future. Vitro, with almost 100 years of existence, has a strong foundation in place with solid business operations, strong franchise and market positions and superior quality products. Vitro sees this as a temporary measure to allow the necessary time to negotiate with all parties involved while ensuring it will be able to continue providing the quality products and services its broadly diversified customers need, and also provide it with the wherewithal to pay for the materials and services it needs to manufacture such products. For many of our customers and suppliers these are trying times as well and Vitro will be there to help them get through with its continuous operation and production of quality products and services as it has done in the past.

  ORGANIZATIONAL CHANGES

  Vitro creates the temporary Chief Restructuring Officer Position

  On April 27, 2009 the Company announced that to focus the efforts necessary to carry out the financial restructuring process required by the Company, Claudio Del Valle has been designated Chief Restructuring Officer on a temporary basis. While Mr. Del Valle will continue as Chief Financial and Administrative Officer, many of his current responsibilities will be performed by Mr. Del Valle's current team. During this restructuring process the areas of Financing and Investor Relations, Administration and Tax Compliance and IT will report to Mr. Del Valle. In addition, during this period, and on a temporary basis, the areas of Corporate Procurement, Human Development, Medical Services, and Vitro Europe will report directly to Hugo Lara, CEO of Vitro. This will allow Vitro to efficiently focus the necessary resources in order to conclude the financial restructuring process as soon as possible and to assure that we continue serving our customers in an efficient way.

  AWARDS

  Vitro is once again awarded the distinction of being a Socially Responsible Company for 2009

  On March 12, 2009 the Company announced that its business units Glass Containers and Flat Glass as well as its subsidiary Clinica Vitro and its Corporate Offices were awarded, for the second consecutive year, the coveted certification of being a Socially Responsible Company (ESR 2009) that is awarded by the Mexican Philanthropic Center, A.C. (CEMEFI). This special distinction was awarded to Vitro in virtue of having met the established standards in the strategic area of corporate social responsibility in Mexico. These standards cover the areas of: environment, community, integral development of its employees and corporate governance.

  LEGAL

  Vitro Files Initial Responsive Pledging to Lawsuits in the Court of New York

  On April 24, 2009, the Company announced that it filed initial responsive pledging to the lawsuits filed by counterparties of derivative financial instruments (the "Counterparties") in the Supreme Court of the State of New York as previously agreed with its Counterparties in the stay agreement which ended April 24, 2009. The Company continues conversations and negotiations with its Counterparties and wishes to reiterate its commitment to continue exploring different alternatives and searching for creative ways to reach a favorable settlement. As the conversations and negotiations continue, Vitro is committed to provide the quality products and services its broadly diversified customers need. For many of our customers and suppliers these are trying times and Vitro will provide support through continued production of quality products and services while these negotiations take place. Vitro, in existence for 100 years, has a strong foundation in place with solid business operations, durable strong franchise and market positions and superior quality products.

  Notice in fulfillment to the provisions of article 367 paragraph I of the Ley del Mercado de Valores (Mexican Securities Law)

  On April 7, 2009, the Company announced that to fund the irrevocable trust (the "Trust") that manages the stock option plan for employees of Vitro and its subsidiaries, 28,019,069 VITROA shares that were held as treasury stock were allocated and transferred to the Trust. The allocation and transfer announced herein and the relevant event thereof, were executed pursuant to article 367 section I of the Ley del Mercado de Valores (Mexican Securities Law) and articles 58 and 60 of the general provisions applicable to the issuers of securities and other participants of the securities market.

  Second Collegiate Court confirms decision of first instance and appeal courts denying Pilkington's opposition to the merger of Vitro Plan into Vimexico

  On February 23, 2009, the Company announced that its subsidiary Vimexico, S.A. de C.V. ("Vimexico"), was notified of the final non appealable decision issued by the Second Collegiate Court for Civil Affairs of the Fourth Circuit, ratifying the decision issued by the First Instance and Appeal Courts denying Pilkington Group Limited's ("Pilkington") opposition to the resolutions adopted at the Extraordinary Shareholders Meeting held on December 11, 2006, when the merger of Vitro Plan, S.A. de C.V. ("Vitro Plan") into Vimexico was approved. As a result of this decision of the Second Collegiate Court for Civil Affairs of the Fourth Circuit, in accordance with article 200 of the Mexican General Law of Corporations, it was ratified that all of the above mentioned resolutions are valid and binding for all shareholders, including those who voted against such resolutions. In addition, the Collegiate Court confirmed the dismissal of all claims demanded by Pilkington in its original complaint and confirmed the validity of the merger of Vitro Plan into Vimexico approved at the Extraordinary Shareholders Meeting of the now extinct Vitro Plan. The company was represented by the Mexican law firm Rivera Gaxiola y Asociados, S.C.

  The Collegiate Court confirmed the decision to condemn Pilkington to pay Vimexico attorneys fees and expenses including those incurred during the appeals proceedings. Vimexico will timely file an incidental complaint to liquidate such fees and expenses. The original opinion of counsel to Vimexico that the company shall also prevail in the separate lawsuit that Pilkington initiated in October 2007, claiming that the same Extraordinary Shareholders Meeting was null and void, was likewise reinforced by this final and non appealable decision.

  RATINGS

  S&P reaffirms the VENACB 05 certificates' rating and removes it from Credit

  On March 25, 2009 Standard & Poor's ("S&P") reaffirmed the long-term Mexican domestic scale (CaVal) of 'mxAAA' for the VENACB 05 certificates backed by trade receivables generated by Compania Vidriera, S.A. de C.V. ("Covisa"), Industria del Alcali, S.A. de C.V. ("Alcali") and Comercializadora Alcali ("Comercializadora"), S. de R.L. de C.V. which are three subsidiaries of Vitro Envases Norteamerica S.A. de C.V.("VENA", subsidiary of Vitro S.A.B. de C.V.) and removed the rating from its CreditWatch list where it had been put on January 30, 2009 with negative outlook. S&P reaffirmed this rating after it received revised information from Finacity Corporation, in its role as manager of this transaction, and from Vitro, which shows an adequate and stable performance of the trade receivables that back the certificates.

  VENACB 05 certificates downgraded by Moody's

  On March 20, 2009 Moody's Investors Service ("Moody's") downgraded to Ba1 from Baa1 (Global Scale, Local Currency) and to Aa3.mx from Aaa.mx (Mexican National Scale) the ratings of VENACB 05 certificates of Covisa, Alcali and Comercializadora issued in March 2005 by ABN AMRO Bank (Mexico), S.A., Institucion de Banca Multiple, Division Fiduciaria, acting solely in its capacity as trustee.

  The certificates are backed by trade receivables generated by Covisa and Alcali (Comercializadora was merged with Covisa in mid 2008), which are glass container subsidiaries of Vitro. The rating action was driven by the following events. First, according to the most recent servicer report for the transaction (for the month of January 2009), transaction performance has deteriorated. The monthly default ratio increased from 0.63 percent in September 2008 to 2.79 percent in December 2008. While in January 2009 this ratio decreased to 2.54 percent it continues to be well above its historical average of 0.47 percent. Similarly, the 3-month average default ratio has increased steadily from 0.82 percent in September 2008 to 2.42 percent in January 2009. Historically, this ratio has been below 1 percent. According to the January 2009 servicer report the transaction has reserves of 25.56 percent. According to the company, the system migration from J.D. Edwards to S.A.P. that started in late September 2008 impacted some of the reports. Vitro and Finacity continue to review the reported information. Second, on January 26, 2009, Moody's downgraded Vitro's rating to Ca from Caa1. In addition, the current economic environment may pressure the company's business and may place further stress in the performance of the securitized receivables. The rating action also reflects the uncertainties related to a potential bankruptcy of the originator and its impact on the transaction, as well as the fact that the transaction is scheduled to start amortizing on March 26, 2009.

  Vitro's rating downgraded by Fitch

  On February 9, 2009, the Company's Issuer Default Ratings ("IDRs") were downgraded to 'D' from 'C', while the national scale long-term rating and the Certificados Bursatiles issuances were downgraded to 'D(mex)' from 'C(mex)' by Fitch Ratings ("Fitch"). In addition, Fitch has affirmed the following ratings:

  -- US$300 million senior notes due 2012 at 'CC/RR4';

  -- US$225 million senior notes due 2013 at 'CC/RR4';

  -- US$700 million senior notes due 2017 at 'CC/RR4'.

  According to Fitch, the rating downgrades followed Vitro's announcement that it was not going to make the payment of the Certificados Bursatiles 'VITRO 03' for approximately $150 million pesos plus accrued interest. The 'CC/RR4' rating on Vitro's Sr. notes reflects average recovery prospects given default.

  Vitro's rating downgraded by Standard & Poor's

  On February 2, 2009, the Company's global scale ratings, including the long-term corporate credit rating, were downgraded to 'D' from 'CC' by S&P. At the same time, S&P lowered the Company's long-term Mexican national scale (CaVal) rating to 'mxD' from 'mxCCC'. The recovery rating on the notes remains at '3'. According to S&P, the downgrade is based on Vitro's failure to pay its coupon payments due Feb. 2. Although the notes allow a 30-day grace period, the Company has indicated that it does not intend to make scheduled payments of interest of US$12.9 million on its 8.625 percent senior notes due 2012 and US$31.9 million on its 9.125 percent senior notes due 2017. Vitro is Mexico's leading producer of glass containers and has a significant share of the Mexican flat-glass market. Vitro's export activities and international operations contribute to about 58 percent of total revenues.

  Vitro's rating downgraded by Moody's

  On January 26, 2009, the Company's unsecured debt and corporate family ratings were downgraded to Ca from Caa1 by Moody's. This rating action concludes the rating review initiated on October 30, 2008. The ratings outlook is negative. The downgrade reflects Moody's belief that Vitro's liquidity has continued to weaken in the past several weeks as economic conditions in the company's key markets have deteriorated further, increasing the likelihood that it may not be able to meet its upcoming near term financial obligations. The latter include a US$45 million coupon payment on February 1, 2009 under its 2012 and 2017 notes and an estimated US$20 million in long term debt maturities during 1Q09. The company also has a contractual commitment to pay about US$29 million in remaining ten monthly installments during 2009, related to the put option exercised by its Spanish joint venture partner in 2008.

  The Ca rating reflects the Moody's expectation of modest recovery for the senior unsecured debt class in the case of default. The negative outlook reflects the risk that ultimate recovery level may be lower than currently expected. The last rating action on Vitro was on October 30, 2008, when Moody's downgraded the company's ratings to Caa1 from B2 and left the ratings on review for further downgrade.

  OTHER

  Vitro commemorates Earth Month by supporting the campaign for sustainable consumption

  On April 23, 2009, the Company announced that in the framework of Earth Month, it is supplying Coca-Cola de Mexico with one million limited edition glass bottles, that are 100 percent recyclable, and will be in the marketplace from April 16, 2009 to May 3, 2009 to support Wal-Mart de Mexico's promotion of consumption of green products throughout all of their stores.

  Vitro collaborates with the Renove Plan for windows in Madrid

  On April 15, 2009, the Company announced that with the purpose of improving the efficiency and energy savings in buildings, Vitro Cristalglass, an affiliate of Vitro in Europe, is actively cooperating with the community of Madrid for the promotion of Plan Renove, a plan begun in 2008, for window replacements in single and multifamily homes. The Plan, authorized by the Government Council for the community of Madrid and agreed upon between Madrid's Economic and Housing Council and the National Manufacturer's Association of insulation materials (ANDIMAT) consists in the replacement of single pane windows with double pane reinforced thermal insulation windows in housing. Through this plan, Madrid becomes the first Spanish community to put in place a Renove plan for windows which will contribute to energy savings in the region as well as the individual consumer.

  Vitro and its Joint Venture partners agree on extended payment period for purchase of Vitro Cristalglass shares

  On January 9, 2009, the Company announced that its subsidiary Vimexico, S.A. de C.V. in conjunction with the Prado Family members and Invergar Participaciones Inmobiliarias, S.L., the joint venture partners in its Spanish subsidiary Vitro Cristalglass, S.L. ("Vitro Cristalglass"), agreed to extend the distribution of payment for the purchase by Vimexico of its joint venture partners' 40 percent stake in Vitro Cristalglass through the remainder of 2009. During the third quarter of 2008, Vimexico made a partial payment to its joint venture partners of approximately 4 million Euros. The agreement to extend the payment period for its joint venture partners' interest in Vitro Cristalglass is consistent with a number of actions Vitro has undertaken to strengthen its balance sheet and enhance liquidity.

  Vitro launches in Europe its new line of self cleaning glass ECOPURE

  On January 23, 2009, the Company announced the launching of its new product line ECOPURE, its new self cleaning glass, through its European affiliate Vitro Cristalglass. ECOPURE is a glass called hydrophobic that is very resistant and colorless which substantially improves visibility during and after it rains. Its exclusive coating destroys organic contaminants on its surface and increases the sliding action of the water over the glass thus allowing for easy elimination of dirt and reduces considerably the frequency of manual window washing. ECOPURE is a glass that can be combined with other products from the product selection of Vitro Cristalglass as the treatment is applied on just one face of the glass surface.

  Glass Containers

  (53 percent of LTM 2009 Consolidated Sales)

  Sales

  Sales for the quarter decreased 37.1 percent YoY to US$211 million from US$336 million. On a comparable basis, excluding Comegua, which was deconsolidated in December 2008, sales decreased 25.7 percent YoY.

  The main drivers behind the 22.2 percent YoY decrease in domestic sales were a 34.0 percent depreciation of the peso during last twelve months 1Q'09 coupled with lower volumes across all segments, except for CFT (Cosmetics, Fragrances & Toiletries) which remained stable, due to the effect of the tough economic environment on demand.

  Export sales decreased 32.2 percent due to lower volumes in almost every segment, except for food, which were partially offset by an improved price mix in the food, CFT and soft drinks markets.

  Sales from Glass Containers' foreign subsidiaries decreased to US$1 million from US$53 million due to the deconsolidation of Comegua, the Company's subsidiary in Central America, starting December 1st 2008.

  EBIT and EBITDA

  EBIT for the quarter decreased 13.1 percent YoY to US$31 million from US$36 million in 1Q'08. EBITDA for the same period decreased 15.1 percent to US$49 million from US$58 million. On a comparable basis, excluding Comegua which was deconsolidated in December 2008, EBITDA decreased 3.9 percent YoY.

  During this quarter, EBIT and EBITDA were affected by a 34.0 percent depreciation of the peso during last twelve months 1Q'09, lower volumes (lower fixed-cost absorption), higher raw materials prices and the deconsolidation of Comegua which were partially offset by the workforce adjustment according to market demand, the ongoing cost-reduction projects and lower energy costs.

  EBITDA from Mexican glass containers operations, which is Glass Container's core business and represents approximately 77 percent of total EBITDA, decreased 18 percent YoY due to the above mentioned factors.

Table 7: Glass Containers
Table 7
Glass Containers
(Million)
			YoY%	LTM		YoY%
	1Q'09	1Q'08	Change	2009	2008	Change

Pesos(1)
Consolidated Net sales	3,056	3,616	(15.5)	15,357	14,711	4.4
Net Sales
Domestic Sales	2,336	1,981	17.9	9,389	8,305	13.0
Exports	704	1,053	(33.1)	3,830	4,125	(7.2)
Foreign Subsidiaries	16	581	(97.2)	1,712	2,281	(25.0)
EBIT	447	384	16.4	2,129	2,010	5.9
EBITDA	712	624	14.0	3,420	2,949	16.0

EBIT Margin	14.6%	10.6%	4 pp	13.9%	13.7%	0.2 pp
EBITDA Margin	23.3%	17.3%	6 pp	22.3%	20.0%	2.3 pp

Nominal Dollars
Consolidated Net sales	211	336	(37.1)	1,282	1,340	(4.4)
Domestic Sales	144	185	(22.2)	772	755	2.4
Export Sales	66	97	(32.2)	352	377	(6.6)
Foreign Subsidiaries	1	53	(97.2)	158	209	(24.5)
EBIT	31	36	(13.1)	148	183	(19.1)
EBITDA	49	58	(15.1)	243	268	(9.2)

EBIT Margin	14.7%	10.6%	4.1 pp	11.5%	13.6%	-2.1 pp
EBITDA Margin	23.3%	17.3%	6 pp	19.0%	20.0%	-1 pp

Glass Containers
Domestic (Millions of Units)	768	1,163	(33.9)	4,309	4,777	(9.8)
Exports (Millions of Units)	296	346	(14.5)	1,301	1,385	(6.1)
Total	1,064	1,509	(29.5)	5,610	6,162	(9.0)

Installed capacity utilization (furnaces)	91%	89%	2 pp

Alcali (Thousands Tons sold)*	155	164	(5.5)	650	644	1.0

(1) Financial data for year 2008 and 2009 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007.
For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
* Includes sodium carbonate, sodium bicarbonate, sodium chlorine, calcium chlorine

  Flat Glass

  (46 percent of LTM 2009 Consolidated Sales)

  Sales

  Flat Glass sales for the quarter decreased 31.5 percent YoY to US$203 million from US$296 million.

  Domestic sales decreased 32.4 percent YoY mainly as result of lower volumes in the automotive business line and in the float glass market coupled with the effect on prices of the 34.0 percent peso depreciation during last twelve months 1Q'09.

  Export sales decreased 46.7 percent YoY due to lower volumes in the automotive business line. This situation was partially offset by stable float glass volumes sold to Central American markets and new South markets.

  Automotive sales declined 49 percent YoY driven by lower Original Equipment Manufacturer ("OEM") volumes as a result of the slowdown in the industry demand, the exchange rate effect on the prices of both the domestic Auto Glass Replacement ("AGR") market and the OEM sales portion that is not dollar-denominated, and lower export AGR sales as the Company continues to focus on the domestic replacement market. These factors were partially offset by a 9 percent volume increase YoY in the domestic AGR market during 1Q'09.

  Sales from foreign subsidiaries decreased 25.7 percent YoY to US$121 million from US$163 million as a result of weakening markets and softening demand.

  EBIT and EBITDA

  EBIT for the quarter decreased YoY to negative US$11 million from US$9 million while EBITDA decreased 97.1 percent YoY to US$1 million from US$22 million. During the same period, EBIT and EBITDA margins decreased 8.4 and 7.2 percentage points respectively.

  On a YoY comparison, EBIT and EBITDA were affected by lower fixed-cost absorption derived from lower volumes linked to the sluggish construction and automotive markets, float glass inventory reduction in Mexico as well as a decrease in the output of certain of the Company's float glass furnaces. In addition to these factors, higher raw materials costs also impacted results. On the other hand, this business unit continues with the emphasis on cost reduction projects and value-added products in order to cope with the difficult economic environment.

Table 8: Flat Glass
Table 8
Flat Glass
(Million)
			YoY%	LTM		YoY%
	1Q'09	1Q'08	Change	2009	2008	Change

Pesos(1)
Consolidated Net sales	2,939	3,189	(7.8)	12,938	13,527	(4.4)
Net Sales
Domestic Sales	735	816	(10.0)	3,379	3,375	0.1
Exports	441	614	(28.2)	2,195	2,632	(16.6)
Foreign Subsidiaries	1,764	1,759	0.3	7,363	7,519	(2.1)
EBIT	(157)	100	--	(72)	718	--
EBITDA	9	239	(96.2)	558	1,250	(55.3)

EBIT Margin	-5.4%	3.1%	-8.5 pp	-0.6%	5.3%	-5.9 pp
EBITDA Margin	0.3%	7.5%	-7.2 pp	4.3%	9.2%	-4.9 pp

Nominal Dollars
Consolidated Net sales	203	296	(31.5)	1,098	1,225	(10.4)
Domestic Sales	52	77	(32.4)	289	309	(6.7)
Export Sales	30	57	(46.7)	190	239	(20.5)
Foreign Subsidiaries	121	163	(25.7)	619	676	(8.5)
EBIT	(11)	9	--	(0)	64	--
EBITDA	1	22	(97.1)	52	112	(53.4)

EBIT Margin	-5.3%	3.1%	-8.4 pp	0.0%	5.3%	-5.3 pp
EBITDA Margin	0.3%	7.5%	-7.2 pp	4.8%	9.2%	-4.4 pp

Volumes
Flat Glass (Thousands of m2R)(2),(3)	25,381	32,276	(21.4)	126,194	134,197	(6.0)

Capacity utilization
Float Glass furnaces(4)	78%	107%	-28.7 pp
Flat Glass auto	41%	90%	-49.1 pp
(1) Financial data for year 2008 and 2009 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
(2) Flat Glass volumes only include float and automotive glass manufactured at our Mexican subsidiaries
(3) m2R = Reduced Squared Meters
(4) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages.

	CONSOLIDATED
	VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
	CONSOLIDATED FINANCIAL STATEMENTS
	FOR THE PERIODS, (MILLION)

		First Quarter						Last Twelve Months
	INCOME STATEMENT	Pesos(1)			Nominal Dollars			Pesos(1)			Nominal Dollars
Item		2009	2008	% Var.	2009	2008	% Var.	2009	2008	% Var.	2009	2008	% Var.
1	Consolidated Net Sales	6,065	6,881	(11.9)	419	640	(34.5)	28,198	28,583	(1.3)	2,407	2,597	(7.3)
2	Cost of Sales	4,366	5,079	(14.0)	302	472	(36.1)	20,566	20,319	1.2	1,756	1,846	(4.8)
3	Gross Income	1,698	1,801	(5.7)	117	167	(29.9)	7,632	8,265	(7.7)	651	751	(13.4)
4	SG&A Expenses	1,399	1,348	3.7	97	125	(22.9)	6,075	5,709	6.4	512	520	(1.5)
5	Operating Income	300	453	(33.9)	21	42	(50.7)	1,557	2,556	(39.1)	139	231	(40.1)
				--			--
6	Other Expenses (Income), net	110	6	1,680.8	8	1	1,282.7	599	428	39.9	45	39	16.5
7	Share in earnings of unconsolidated associated companies	(0)	(0)	-	(0)	(0)	(23.6)	5	(0)	--	0	(0)	--
				--			--
8	Interest Expense	(685)	(361)	90.1	(47)	(33)	40.8	(2,051)	(1,575)	30.2	(167)	(143)	16.7
9	Interest Income	13	16	(17.0)	1	2	(38.7)	55	148	(62.7)	5	13	(65.1)
10	Other Financial Expenses (net)	(608)	(50)	--	(42)	(5)	(774.3)	(4,745)	(505)	838.9	(401)	(46)	780.2
11	Exchange Loss	(623)	218	--	(41)	20	--	(4,063)	285	--	(302)	27	--
12	Gain from Monet. Position	-	-	--	-	-	--	-	352	--	-	32	--
13	Total Financing Result	(1,904)	(177)	(976.9)	(129)	(16)	(684.1)	(10,804)	(1,296)	733.6	(865)	(116)	645.4

14	Inc. (loss) bef. Tax	(1,714)	270	--	(116)	25	--	(9,846)	832	--	(772)	77	--
15	Income Tax	(468)	(53)	(787.6)	(32)	(5)	(570.6)	(2,591)	(82)	3,059.0	(199)	(8)	--
16	Net Inc. (loss) Cont. Opns.	(1,246)	323	--	(84)	30	--	(7,256)	914	--	(572)	85	--
17	Income (loss)of Discont. Oper.	-	-	--	-	-	--	-	-	--	-	-	--
18	Income on disposal of discontinued operations	-	-	--	-	-	--	-	-	--	-	-	--
19	Extraordinary Items, Net	-	-	--	-	-	--	-	-	--	-	-	--
20	Net Income (Loss)	(1,246)	323	--	(84)	30	--	(7,256)	914	--	(572)	85	--
21	Net Income (loss) of Maj. Int.	(1,194)	297	--	(80)	27	--	(7,197)	778	--	(567)	72	--
22	Net Income (loss) of Min. Int.	(52)	26	--	(4)	2	--	(53)	136	--	(5)	12	--

	VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
	CONSOLIDATED FINANCIAL STATEMENTS
	As of March 31, (Million)

		Pesos(1)			Nominal Dollars
Item	BALANCE SHEET	2009	2008	% Var.	2009	2008	% Var.		FINANCIAL INDICATORS(2)		1Q'09	1Q'08
23	Cash & Cash Equivalents	1,165	1,108	5.2	81	104	(21.5)	Debt/EBITDA (LTM, times)			6.1	3.6
24	Trade Receivables	1,450	1,627	(10.9)	101	152	(33.5)	EBITDA/ Interest. Exp. (LTM, times)			1.7	2.6
25	Inventories	3,892	4,368	(10.9)	272	408	(33.5)	Debt / (Debt + Equity) (times)			0.9	0.6
26	Other Current Assets	3,204	3,244	(1.2)	224	303	(26.3)	Debt/Equity (times)			10.6	1.5
27	Total Current Assets	9,712	10,346	(6.1)	678	967	(29.9)	Total Liab./Stockh. Equity (times)			15.9	2.1
								Curr. Assets/Curr. Liab. (times)			0.3	1.5
28	Prop., Plant & Equipment	17,221	18,364	(6.2)	1,202	1,717	(30.0)	Sales/Assets (times)			0.8	0.9
29	Deferred Assets	5,799	2,659	118.1	405	249	62.8	EPS (Ps$) *			(3.33)	0.83
30	Other Long-Term Assets	1,118	103	981.4	78	10	707.1	EPADR (US$) *			(0.67)	0.23
31	Investment in Affiliates(3)	-	-	--	-	-	--
32	Total Assets	33,850	31,472	7.6	2,362	2,942	(19.7)
								* Based on the weighted average shares outstanding.
33	Short-Term & Curr. Debt(4)	19,635	1,408	1,294.8	1,370	132	941.0	OTHER DATA
34	Trade Payables	1,757	2,184	(19.5)	123	204	(39.9)	# Shares Issued (thousands)			386,857	386,857
35	Other Current Liabilities	8,268	3,399	143.3	577	318	81.6
36	Total Curr. Liab.	29,660	6,990	324.3	2,070	654	216.7	# Average Shares Outstanding
37	Long-Term Debt	1,596	13,584	(88.2)	111	1,270	(91.2)	(thousands)			358,505	358,538
38	Other LT Liabilities	591	831	(28.9)	41	78	(47.0)
39	Total Liabilities	31,847	21,405	48.8	2,222	2,001	11.0	# Employees(5)			17,835	24,298

40	Majority interest	669	8,523	(92.2)	47	763	(93.9)
41	Minority Interest	1,334	1,544	(13.6)	93	178	(47.8)
42	Total Shar. Equity	2,003	10,067	(80.1)	140	941	(85.1)

(1) Financial data for year 2008 and 2009 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding
	new Mexican Financial Reporting Standards on page 2.
	(2) Financial ratios are calculated using figures in pesos
	(3) Investment in Affiliates includes 49.7% participation in Comegua under the equity method starting December 2008, as a result of the deconsolidation of Comegua.
	(4) Since we are not in full compliance under our bond indentures, the outstanding amount of the Senior Notes debt was reclassified from long-term to short-term
	(5) The total number of employees for 1Q'09 does not include Comegua

VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)

	First Quarter						Last Twelve Months
	Pesos(1)			Nominal Dollars			Pesos(1)			Nominal Dollars
	2009	2008	%	2009	2008	%	2009	2008	%	2009	2008	%
GLASS CONTAINERS
Net Sales	3,065	3,844	-20.3%	212	335	-36.8%	16,896	14,963	12.9%	1,287	1,342	-4.1%
Interd. Sales	8	229	-96.4%	1	(1)	--	1,538	252	511.0%	5	2	216.9%
Con. Net Sales	3,056	3,616	-15.5%	211	336	-37.1%	15,357	14,711	4.4%	1,282	1,340	-4.4%
Expts.	704	1,053	-33.1%	66	97	-32.2%	3,830	4,125	-7.2%	352	377	-6.6%
EBIT	447	384	16.4%	31	36	-13.1%	2,129	2,010	5.9%	148	183	-19.1%
Margin (2)	14.6%	10.6%		14.7%	10.6%		13.9%	13.7%		11.5%	13.6%
EBITDA	712	624	14.0%	49	58	-15.1%	3,420	2,949	16.0%	243	268	-9.2%
Margin (2)	23.3%	17.3%		23.3%	17.3%		22.3%	20.0%		19.0%	20.0%

Glass containers volumes (MM Pieces)
Domestic				768	1,163	-33.9%				4,309	4,777	-9.8%
Exports				296	346	-14.5%				1,301	1,385	-6.1%
Total:Dom.+Exp.				1,064	1,509	-29.5%				5,610	6,162	-9.0%

Soda Ash (Thousand Tons)				155	164	-5.5%				650	644	1.0%

FLAT GLASS
Net Sales	2,987	3,198	-6.6%	206	297	-30.6%	13,018	13,546	-3.9%	1,104	1,226	-10.0%
Interd. Sales	48	9	410.6%	3	1	283.5%	81	19	325.4%	6	2	267.1%
Con. Net Sales	2,939	3,189	-7.8%	203	296	-31.5%	12,938	13,527	-4.4%	1,098	1,225	-10.4%
Expts.	441	614	-28.2%	30	57	-46.7%	2,195	2,632	-16.6%	190	239	-20.5%
EBIT	(157)	100	--	(11)	9	--	(72)	718	--	(0)	64	--
Margin (2)	-5.4%	3.1%		-5.3%	3.1%		-0.6%	5.3%		0.0%	5.2%
EBITDA	9	239	-96.2%	1	22	-97.1%	558	1,250	-55.3%	52	112	-53.4%
Margin (2)	0.3%	7.5%		0.3%	7.5%		4.3%	9.2%		4.8%	9.2%

Flat Glass Volumes (Thousand m2R)(3)
Const + Auto				25,381	32,276	-21.4%				126,194	134,197	-6.0%

CONSOLIDATED (4)
Net Sales	6,121	7,119	-14.0%	423	640	-33.9%	29,817	28,854	3.3%	2,418	2,600	-7.0%
Interd. Sales	56	238	-76.5%	4	0	1185.5%	1,619	271	497.9%	11	3	243.8%
Con. Net Sales	6,065	6,881	-11.9%	419	640	-34.5%	28,198	28,583	-1.3%	2,407	2,597	-7.3%
Expts.	1,145	1,667	-31.3%	96	154	-37.6%	6,025	6,758	-10.8%	542	616	-12.0%
EBIT	300	453	-33.9%	21	42	-50.7%	1,557	2,556	-39.1%	139	231	-40.1%
Margin (2)	4.9%	6.6%		5.0%	6.6%		5.5%	8.9%		5.8%	8.9%
EBITDA	767	870	-11.7%	53	81	-34.3%	3,503	4,150	-15.6%	301	376	-19.9%
Margin (2)	12.7%	12.6%		12.7%	12.6%		12.4%	14.5%		12.5%	14.5%
(1) Financial data for year 2008 and 2009 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007.
For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
(2) EBIT and EBITDA Margins consider Consolidated Net Sales.
(3) m2R = Reduced Squared Meters
(4) Includes corporate companies and other's sales and EBIT.

  Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in ten countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

  For more information, please contact:

Investor Relations Adrian Meouchi /Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

  VITRO, S.A.B. DE C.V.

  By  /s/ Claudio L. Del Valle Cabello
  Name: Claudio L. Del Valle Cabello
  Title: Attorney in Fact

  Date: April 30, 2009

  Below is additional information regarding the position of derivative financial instruments at the end of the first quarter, requested by the Mexican Authorities "Comision Nacional Bancaria y de Valores" (unofficial English translation for readers' convenience).

  A. Qualitative and quantitative information

  Issuers must include the information to assess the importance of derivatives to the financial position and results of the Company (Vitro, S.A.B. de C.V. and its Subsidiaries "the Company"), including, but not limited, to the following:

  1. Management discussion on policies for the use of derivative financial instruments, explaining whether these policies allow these instruments to be used solely for hedging                 purposes or for other purposes, such as negotiation.

  The Company's policy is to use derivative financial instruments (DFIs) to mitigate its exposure to liquidity and market risks related to its production and financial operations, caused mainly by its natural gas needs, as well as by future commitments made in foreign currencies. The DFIs that the Company uses to mitigate the aforementioned risks are Swaps, Options and Forwards, both simple and structured, the latter in order to obtain better conditions, such as a reduction or fees elimination.

  From an economic point of view, DFIs are entered for hedging purposes, however, for accounting purposes DFIs have not been designated as hedges because they do not meet all the requirements of the Mexican Financial Reporting Standards and therefore have been classified as negotiation instruments. DFIs employed by the Company are operated in the Over the Counter (OTC) market with international financial institutions. The main conditions of the transactions refer to the obligation to buy or sell a certain underlying given certain characteristics such as cap rate, trigger level, spread, strike, among others.

  The counterparties act as the calculation agent for the valuations of the operations that the Company holds, in accordance with what is set out in the contracts of the International Securities Dealers Association (ISDA).

  The counterparties with whom the Company has performed DFIs are Credit Suisse, Citibank, Deutsche Bank, Merrill Lynch, Calyon, Barclays, Morgan Stanley, Cargill and PEMEX.

  Since the counterparties with whom the Company performs DFIs are considered highly solvents, there is no formal guarantees policy and credit lines. However, ISDA contracts establish regulatory framework regarding those requirements.

  The Company has a policy for Financial Derivatives Instruments Operations ("the policy") which sets guidelines for the analysis, negotiation, authorization, contracting, operating, monitoring and recording DFIs, in order to analyze the risk exposure to financial markets, commodities and fluctuations in the economic and financial variables. All the above mentioned is on the premise that it is forbidden to celebrate DFIs for speculative purposes.

  For the risk strategies and the surveillance regarding the compliance of the chosen risk, there is a Risk Committee (RC) which acts in compliance with the policy, and which is comprised by various Company officials.

  The RC must meet at least once a month and the agenda is developed and presented by the Company's Risk Administration (RA) department, who documents the issues and agreements addressed at these meetings.

  The DFIs celebrated by the Company, are executed by the RA department who analyzes, reports and trades these instruments.

  The policy also establishes that transactions must be authorized by different organizational levels according to the notional amounts.

  The RC must define the strategy to be implemented in order to hedge its financial risks, taking into consideration the following aspects:

    Risk tolerance
    Market variations in which the Company prefers or not to have exposure
    Business cycles in which the Company prefers or not to have exposure
    Types of DFIs to use
    Time frames for the strategy
    Circumstances in which the Company must change its hedging strategy
    Operating Income budgets and projections

  In order to monitor the strategy and ensure its control, the RC must establish measuring parameters for the financial risk that must be monitored so as not to exceed the established risk tolerance. The definition of measuring parameter considers:

    Identification of variables to monitor
    Definition of authorized instruments for the risk management strategy
    Maximum and minimum control limits
    Monitoring frequency
    Responsible for monitoring the variables

  The policy requires the annual appointment of an expert to assess and certify the DFIs operation process. During August 2008, the internal audit department, which is a third party hired by the Company as an outsourcing service, conducted a review regarding the operation, segregation of duties, valuation and compliance of external and internal regulation regarding DFIs. The following are the main observations from the review:

    The minutes of the RC's meetings need to address the RC decisions on the following topics:

    Hedging strategy

    Review of existing open positions

    Financial risks analysis

    Authorization from RC members for DFIs operations

    The current policy to operate DFI is not updated on some issues.
    Need for a third party or independent valuation of the market values of complex DFIs provided by the counterparty

  2. Generic description of the valuation techniques, distinguishing the instruments which are valued at cost or fair value in terms of the applicable accounting standards, as well as methods and valuation techniques with relevant reference variables and the applied assumptions. In addition, description of the policies and valuation frequency and actions set according to the obtained valuation.

  All DFIs celebrated by the Company are valued at their fair value, which is determined by recognized market prices, and in case the instruments are not traded on a market then their fair value is determined by technical valuation models recognized in the financial industry.

  The Company's Policy states that among the main activities of the AR area are the valuation of exposures and DFI's positions to measure the market risk, and the analysis risks measurements and possible deviations versus the Company's short-term planning (VCP).

  Moreover, the strategies introduced by the AR area must be accompanied by the assessment of the impact between the risk and the return of the hedge on the proposed transaction, including forward-looking and stress tests, as well as sensitivity analysis.

  On a daily or weekly basis:

    The increase/decrease in the portfolio's value
    Possible results information
    Analysis on abnormal market conditions

  Additionally, on a monthly basis

    Deviations of price versus VCP (monthly and cumulative impact)
    Deviations of price versus market (monthly and cumulative impact)
    Deviations of VCP versus market (monthly and cumulative impact)
    Monitoring the concentration risk
    Monitoring the impact on price changes

  All valuations reported by the Company are provided by the counterparties of DFIs hired, because in all cases and under the provisions set on the ISDAs, those counterparties act as calculation agents of the operations.

  At least once a month the RA area conducts an analysis of variations in order to validate whether the change in fair value reported by the counterparties is in line with the changes presented by the risk factors used in the valuation models, for example, natural gas prices, interest rates and exchange rates.

  3. Management discussion about the internal and external sources of liquidity that could be used to meet requirements related to derivative financial instruments.

  As of March 30, 2009, the Company had cash for $ 87 million dollars, of which $ 5 million dollars were restricted guaranteeing debt.

  Additionally, the cash deposited as collateral for derivative instruments ($ 85 million dollars) nets the derivative instruments liability claimed by our counterparties.

  4. Explanation about the changes in the exposure to the main identified risks and the management of this exposure, as well as contingencies and events known or anticipated by Management, which could affect future reports.

  The main risks to which the Company is exposed are: natural gas prices, interest rates and exchange rate MXP / USD and MXP / EURO.

  The Company has a short position in each of the above risks, which were originated by the following situations: predicted purchases of natural gas, bond issuance with maturities in 2012 and 2017 denominated in U.S. dollars, obligation to purchase the remainder percentage of the shares of Cristalglass in Spain, among others.

  Below is an example of the impacts the Company could have at an upward or downward change of the above mentioned risks.

Identified Risk	Increase	Decrease
Exchange Rate MXP/USD	Unfavorable	Favorable
Exchange Rate MXP/EUR	Unfavorable	Favorable
Interest Rate USD	Favorable	Unfavorable
Natural Gas Price	Unfavorable	Favorable

  In order to mitigate such risks and in accordance with the Company's analysis of the market perspectives and with the recommendation done by the counterparties, the Company has celebrated various DFIs always pursuing that those instruments to allow better conditions, for example, an attractive hedging level for which the Company would have to pay the least amount of cash flow in advance, even implying a leverage level that commits the Company to pay double volumes or lose positions at certain level of earnings, scenarios that at that time have a very low probability to materialize.

  Derived from the high volatility that the markets had experienced in recent months which resulted in a devaluation of the parity of MXP / USD and MXP / EURO, as well as in a significant reduction in the energy prices, the Company's Management was adversely affected by such effects and decided to unwind most of its positions at DFIs during the fourth quarter of 2008.

  Some of the DFIs that the Company had in position during the second semester of 2008 were significantly affected by movements in the market's variables, primarily volatility, which detonated 35 margin calls for a total of $ 85 million dollars from the counterparties that affected the liquidity of the Company.

  As of March 30, 2008, and subject to the clarification included in the penultimate paragraph of this "Section A", the fair value of the total position is approximately negative $ 384 million dollar, including negative $ 59 million dollars related to the only open positions with PEMEX linked to natural gas hedging while the remainder of the positions have been closed, accounting for approximately negative $ 325. The deposited collateral related to the approximately negative $ 325 million dollars, continues to have a value of $ 85 million dollars.

  As we have publicly disclosed, the Company has been sued in the U.S. by most of its counterparties. The Company has formally filed an answer to the complaints, and as part of the answer has asserted affirmative defenses including, among others, challenging the validity of the derivative agreements. As discovery commences and the case develops, the Company will continue evaluating additional facts that may surface.

  Also, as to other laws that may result applicable in Mexico and abroad, the Company will continue evaluating, assisted by its external advisors and counsel, the enforceability, amounts claimed and legality of the derivative financial instruments and transactions described above. Therefore, the above mentioned amounts are claims stated by the Counterparties that in no manner or under no concept should be considered as an express or implied acknowledgement of the same by the Company, and neither should be considered as a renunciation of the Company to any right, which it has purposely and expressly reserved and continues to do so, included the right to adjust or eliminate, depending on the circumstances, in such case, those amounts.

  It is important to note that due to the decrease in natural gas prices, the Company will have significant savings in the purchase of the physical gas supplied by PEMEX, for every dollar / MMBTU that the price of natural gas decreases, the annual saving is approximately $ 20 million.

  B. Quantitative information

  Following is the requested information with respect to the summary of DFIs.

Summary of unwound derivative financial instruments:

Unwound derivative financial instruments	[1] Value of unwound positions (liability)
Natural Gas contracts	(2,992)
Foreign exchange options	(1,648)
Interest rate options	140
Total unwound derivative financial instruments	(4,500)
Cash deposited as collateral	1,177
Total unwound derivative financial instruments, net	(3,323)

  C. Sensitivity Analysis

  1. Valuation Models

  The Company has documented within its policy the valuation models of the following DFIs who remained in position at the end of first quarter 2009.

  Swaps Natural Gas (Commodity)

  These contracts are forward-like between two parties, in which one of them commits to buy (sell) to the other party, a certain amount of MMBtu (Million British Thermal Unit) at a fixed price in dollars agreed upon to at the celebration of the contract. To determine the value of this type of derivative applies the following equation:

  Where:

  F: Price of gas swap

  Pf: Forward price

  Ps: Fixed price agreed

  V: Volume (MMBTU) monthly

  i: USD LIBOR rate

  t: Term

  2. Sensitivity Analysis

  The identification of risks that can generate losses from changes in market conditions is presented below:

Type of derivative, value or contract	Risk Factors that affect DFI valuation
	Ex. Rate	Ex. Rate	IRS	IRS	Price	Volatility
	MXP/USD	MXP/EUR	MXP	USD	Gas
Natural Gas Swaps and Options	x			x	x	x

  Below is an example of the impact that the DFIs would have to favorable or unfavorable risk movements mentioned above.

Identified Risk	Increase	Decrease
Natural Gas Price	Favorable	Unfavorable

  The Company considers that DFIs to which it was exposed as of the first quarter of 2009 that could generate adverse situations at stressful situations are as follows: Natural Gas Options.